Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to Restricted Stock Agreements between WMS Industries Inc. and each of Brian R. Gamache, Scott D. Schweinfurth, Orrin J. Edidin and Seamus McGill, respectively, each dated June 12, 2003, and the related resale prospectus, of our report, dated August 11, 2003, with respect to the consolidated financial statements and schedule of WMS Industries Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended June 30, 2003 filed with the Securities and Exchange Commission and to the reference to our firm under the caption “Experts” in the related resale prospectus of WMS Industries Inc.

/s/ Ernst & Young LLP

Chicago, Illinois
November 6, 2003